

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

December 12, 2016

<u>Via E-mail</u>
Jan Telander
Chief Executive Officer
Progreen US, Inc.
6443 Inkster Road, Suite 170-D
Bloomfield Township, MI 48301

> **Re: Progreen US, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed November 22, 2016**
> **File No. 333-213406**

Dear Mr. Telander:

We have reviewed your amended registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 18, 2016 letter.

<u>General</u>

1. We note your response to comment 1 that the offer of your investment properties would constitute the offer of securities for the purposes of the Securities Act; also, the company has no plans at this point to sell any of its properties for investment to residents of the United States. Your disclosure, however, still indicates that you plan on selling to the market fully managed investment properties that are managed by ProGreen Properties Management LLC. Please revise your disclosure to clarify whether you plan to sell any of your investment properties to residents of the United States. Also revise to clarify, as noted in your response, that all properties sold to residents of the United States have been sold as residences and none have been managed subsequent to sale. In addition, we note your response that the Company has sold investment properties only to groups in Europe. Please revise your disclosure to discuss these sales and to clarify the section of the Securities Act or the rule of the Commission you relied upon for the offer and sales and the facts relied upon to make the exemption available. See Item 701(d) of Regulation S-K.

Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc: Michael Paige, Esq.